UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

VK Brewing LLC

(Name of Issuer)

---

55 Colleen Cir
Downingtown, PA, 19335
https://www.vkbrewing.com

(Physical Address & Website of Issuer)

Pennsylvania	**Limited Liability Company**	**September 23, 2021**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 27

	Fiscal Year-End December 31, 2022	Fiscal Year-End December 31, 2021
Total Assets	$ 964,424.20	$ 10,000.00
Cash & Cash Equivalents	$ 78,440.02	$ 10,000.00
Accounts Receivable	$ 0.00	$ 0.00
Short-Term Debt	$ 113,868.16	$ 0.00
Long-Term Debt	$ 864,866.35	$ 0.00
Revenues/Sales	$ 294,690.94	$ 0.00
Cost of Goods Sold	$ 127,054.97	$ 0.00
Taxes Paid	$ 27,541.54	$ 0.00
Net Gain (Loss)	$ (284,310.31)	$ 0.00

June 5, 2025

VK Brewing LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by VK Brewing LLC, a Pennsylvania Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The company filing this Form C-AR for an offering made in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file an annual report with the Commission and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The Company is filing this Form C-AR in order to remedy a previous failure to comply with Regulation Crowdfunding's ongoing reporting requirements.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFERING OF SECURITIES.

NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE THE SECTION OF THIS FORM C-AR ENTITLED "RISK FACTORS".

THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C-AR. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C-AR OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C-AR AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C-AR.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO AN INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

COMPANY SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C-AR. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C-AR carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

VK Brewing LLC
55 Colleen Cir
Downingtown, PA, 19335
https://www.vkbrewing.com

Introduction

VK Brewing LLC has revitalized the historic Ship Inn in Exton, PA—built in 1796—into a family-friendly brew pub that blends local history with great food and craft beer. Now open and operational, the restaurant features a full bar, wood-fired pizzas, oysters, and pub favorites. An on-site brewery offering classic beer styles and hard seltzers will follow. With plans for a future beer garden and continued development nearby, VK Brewing aims to become a vibrant community hub.

History

The Company was incorporated in Pennsylvania on September 3, 2021. VK Brewing has restored the historic Ship Inn in Exton, PA—built in 1796—into a family-friendly brew pub. Now open for business and located near the Exton Mall and upcoming developments, it's well-positioned for growth. The continued goal is to preserve the site's rich history while offering craft beer and great food.

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

Risks Related to Our Business & Industry

Limited services
VK Brewing Co. & Eatery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of accounting controls
Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition
The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. VK Brewing Co. & Eatery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from VK Brewing Co. & Eatery's core business or the inability to compete successfully against the with other competitors could negatively affect VK Brewing Co. & Eatery's financial performance.

Reliance on management
As a securities holder, you will not be able to participate in VK Brewing Co. & Eatery's management or vote on and/or influence any managerial decisions regarding VK Brewing Co. & Eatery. Furthermore, if the founders or other key personnel of VK Brewing Co. & Eatery were to leave VK Brewing Co. & Eatery or become unable to work, VK Brewing Co. & Eatery (and your investment) could suffer substantially.

Financial forecasts risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which VK Brewing Co. & Eatery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, VK Brewing Co. & Eatery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The company might need more capital

VK Brewing Co. & Eatery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If VK Brewing Co. & Eatery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt VK brewing co. & eatery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect VK Brewing Co. & Eatery's financial performance or ability to continue to operate. In the event VK Brewing Co. & Eatery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete offering information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of ongoing information

VK Brewing Co. & Eatery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and VK Brewing Co. & Eatery is allowed to stop providing annual information in certain circumstances.

Changes in laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect VK Brewing Co. & Eatery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of interest with companies and their management

In many ways, your interests and the interests of VK Brewing Co. & Eatery's management will coincide: you both want VK Brewing Co. & Eatery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want VK Brewing Co. & Eatery to act conservative to make sure they are best equipped to repay the Note obligations, while VK Brewing Co. & Eatery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Covid-19 impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Risks Related to Investment in our Securities

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT.

You might lose your money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of VK Brewing Co. & Eatery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to sell your investment
The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No registration under securities laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither VK Brewing Co. & Eatery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Uninsured losses
Although VK Brewing Co. & Eatery will carry some insurance, VK Brewing Co. & Eatery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, VK Brewing Co. & Eatery could incur an uninsured loss that could damage its business.

Future investors might have superior rights
If VK Brewing Co. & Eatery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The company is not subject to the corporate governance requirements of the national securities exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with VK Brewing Co. & Eatery or management), which is responsible for monitoring VK Brewing Co. & Eatery's compliance with the law. VK Brewing Co. & Eatery will not be required to implement these and other investor protections.

You have a limited upside
Notes include a maximum amount you can receive. You cannot receive more than that even if VK Brewing Co. & Eatery is significantly more successful than your initial expectations.

You do have a downside
Conversely, if VK Brewing Co. & Eatery fails to generate enough revenue, you could lose some or all of your money.

Payments and return are unpredictable
Because your payments are based on the revenue of VK Brewing Co. & Eatery, and the revenue of VK Brewing Co. & Eatery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The notes are unsecured and uninsured
The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination
The Notes shall be subordinated to all indebtedness of VK Brewing Co. & Eatery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of guaranty
The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of individual rights in event of default
In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C-AR include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C-AR.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C-AR primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C-AR. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C-AR. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C-AR relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C-AR to reflect events or circumstances after the date of this Form C-AR or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C-AR contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

Brewery at the Ship Inn

VK Brewing is officially open at the historic Ship Inn property in Exton, PA, bringing new energy to this cherished landmark as a family-friendly brew pub. Built in 1796 by John Bowen along what was then the Lancaster Turnpike—the first engineered road in the United States—the Ship Inn originally served as a tavern for travelers journeying between Philadelphia and western PA. The original granite milestone marking 25 miles to Philadelphia still stands preserved inside the restaurant. Over the years, the Ship Inn hosted notable figures such as George Washington, Andrew Jackson, and Jacqueline Kennedy Onassis.

After operating as a steak and seafood restaurant for the past 20 years, the Ship Inn has been transformed by VK Brewing into a vibrant, community-focused destination that honors its historic roots.

Now Open: Restaurant & Brewery

VK Brewing is now fully open and operational, with both the restaurant and brewery welcoming guests! The kitchen has been updated, the space renovated, and we now offer a full-service dining experience with a complete bar and house-brewed craft beer on tap.

Our menu features wood-fired pizzas from our open pizza kitchen, fresh oysters from our raw bar, and a variety of brew pub favorites including burgers, pastas, sandwiches, and rotating weekly specials. A selection of kid-friendly menu items ensures there's something for the whole family to enjoy.

Brewed On Site, Poured Fresh

Our on-site brewery is now up and running, producing a wide range of craft beers using our 10-barrel brewhouse. Guests can enjoy IPAs, Lagers, Pale Ales, Stouts, Porters, Belgians, and seasonal styles, all brewed just steps away from the tap. We also offer our own handcrafted hard seltzers in a variety of flavors. Beer is available on draft, at your table, or to-go in 64 oz. growlers.

The brewery is housed in a beautifully renovated garage space, featuring glass-panel garage doors, exposed stone walls, and full visibility into the brewing process. It's the perfect space to relax and enjoy a beer brewed on-site.

A Prime Location for the Community

Located just 1 mile from the Exton Mall at the intersection of Ship Road and Business Route 30, VK Brewing offers convenient on-site parking and easy access to the Chester Valley Trail. Future township plans will bring the trail right alongside the property, with a sidewalk connection leading directly to us. Across the street, the old Entenmann's bakery is being redeveloped into a Wawa gas station, and over 600 new residential homes are planned nearby—making VK Brewing a natural gathering place for a growing community.

We're proud to blend rich local history with fresh craft beer and great food. Come be part of what's brewing in Exton.

Products & Services

Product / Service	Development Stage	Description	Market
Brew Pub	Open	The historic Ship Inn in Exton, PA—built in 1796—has been fully renovated and is now open as a brew pub featuring an on-site brewery, full-service restaurant, and plans for an outdoor beer garden. VK Brewing has preserved the site's rich history while adding modern features, creating a welcoming destination for	Locals and visitors in Downingtown, PA

| | | | craft beer, great food, and community gatherings. | |

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Jason Van Keuren	N/A	Owner *September 2021 – Present* Oversees general business and operations of the company. Sets vision and strategy. Oversees company financial performance.	VK Brewing, Owner *September 2021 – Present*	VK Brewing, Owner *September 2021 – Present* -- SEI, Network Security Architect *April 2015 – February 2023*
Najib Abiaad	N/A	Owner *September 2021 – Present* Oversees general business and operations of the company. Sets vision and strategy. Oversees company financial performance.	VK Brewing, Owner *September 2021 – Present*	VK Brewing, Owner *September 2021 – Present* -- Caln Pizza & Pasta, Owner *2006 – 2021*

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Legal Matters

<u>Covered Persons</u>
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

<u>Governmental/Regulatory Approval and Compliance</u>

The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Additionally, the Company is subject to U.S. federal, state, and local laws and regulations affecting its operations, including those governing labor, consumer protection, food safety, alcohol sales, and public health.

As an operating brew pub with an on-site brewery and restaurant, VK Brewing is required to comply with various food and beverage regulations administered by local health departments, the Pennsylvania Department of Agriculture (for food safety), and the Pennsylvania Liquor Control Board (PLCB) for alcohol licensing and sales. This includes maintaining a valid liquor license, adhering to alcohol service restrictions (e.g., age verification), complying with health inspections, and following all applicable sanitation and food handling procedures.

Failure to comply with any of these laws and regulations could result in fines, penalties, suspension or revocation of licenses, or other administrative or legal actions. The Company remains in good standing with all required agencies and continues to monitor regulatory requirements to ensure ongoing compliance.

<u>Litigation</u>
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

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DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C-AR and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Results of Operations

VK Brewing LLC (which may be referred to as the "Company", as well as references to "we," "us," or "our") was formed on September 23, 2021, as a Pennsylvania entity. The Company is a brew pub serving various food and beverages. In 2022, VK Brewing LLC generated $294,691 in revenue and incurred total expenses totaling $451,946, resulting in a net loss of $284,310. The Company funded its operations through a combination of initial sales and working capital contributions from its founders.

In 2023, revenue increased to $1,912,407 with a net loss of $52,934, followed by $1,904,162 in revenue in 2024 and net income of $127,119. To help support operations, the Company slightly increased its short-term liabilities to $209,991 in 2024, up from $185,515 in 2023. Long-term liabilities were reduced in 2024 to $899,058 (down from $949,423 in 2023) as the company continued to make payments.

Material Changes and Trends

The Company's credit card balances increased to $200,899 in 2023 and $225,375 in 2024, and its accounts payable balance for each of 2023 and 2024 was -$90,386.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $78,440 in total current assets and $113,868 in total current liabilities, resulting in a working capital deficit of $35,428.

Capital Expenditures and Other Obligations

As of December 31, 2022, the Company has completed renovations on the main restaurant building and has opened for business. The remaining expenditures include renovations to the brewery building, and for equipment needed to manufacture, package, and serve beer. There are no additional planned expenditures or obligations.

OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Revenue Sharing Note	$250,000 Principal Amount	$179,800 Principal Amount	N/A	The revenue sharing notes will be repaid to investors at a rate of 5.00% of gross revenue	N/A	0%

			paid quarterly at a maturity date of December 31, 2027, when any balance remaining becomes due in full.		
Limited Liability Company Interests	N/A	100%	Full voting authority	N/A	N/A	100%

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Najib Ahiaad and Jason Van Keuren.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Najib Abiaad	Limited Liability Company Interests	N/A	50%
Jason Van Keuren	Limited Liability Company Interests	N/A	50%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
August 2, 2022	Regulation Crowdfunding	Revenue Sharing Note	$179,800	VK Brewing planned to use proceeds for key improvements, including a new flat roof, HVAC system, beer garden, and exterior painting, while also allocating funds for operating capital and Mainvest compensation.

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Capital One Credit Card	$82,089	N/A	N/A	Paid off each month; 30-day grace period – 3% penalty if balance not paid
Central Montgomery Bank Loan	$513,032	9.75% variable (Prime +2.25%)	December 24, 2047	Monthly repayment schedule
Long Term Loan from Jason	$180,500	6.00%	N/A	Loan from owner; no set repayment schedule
Reg CF Investors	$171,334	5.00% Revenue	December 31, 2027	Accrual rate is 2.96%

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Long Term Loan from Jason	Owner	$180,500	Business loan to support initial operations
Loan to Affiliate	Property holding company (693 East Lincoln Hwy, LLC) owned by Jason Van Keuren and Najib Abiaad	$230,010	Business loan for the pub's land

_____

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Jason Van Keuren, certify that the accompanying unaudited financial statements of VK Brewing LLC, comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal years ended December 31, 20222, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

/s/ Jason Van Keuren
(Signature)

Jason Van Keuren
(Name)

Owner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Jason Van Keuren	/s/ Najib Abiaad
(Signature)	(Signature)
Jason Van Keuren	Najib Abiaad
(Name)	(Name)
Owner	Owner
(Title)	(Title)
June 5, 2025	June 5, 2025
(Date)	(Date)

EXHIBITS

Exhibit A   Financial Statements

_____

Unaudited

VK Brewing LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	294,690.94
Total Income	**$294,690.94**
Cost of Goods Sold	
Beer	8,830.03
Brewing Supplies	626.53
Food Purchases	90,947.11
Liquor	26,651.30
Total Cost of Goods Sold	**$127,054.97**
GROSS PROFIT	**$167,635.97**
Expenses	
Advertising & marketing	3,469.33
Business licenses	
Health License	650.00
Permit Fees	3,056.40
Total Business licenses	**3,706.40**
Entertainment	478.57
General business expenses	
Bank fees & service charges	334.63
Continuing education	2,399.75
Employer Job Search	950.00
Memberships & subscriptions	384.74
Merchant account fees	3,073.00
Professional Fees	13,350.00
Uniforms	4,024.65
Total General business expenses	**24,516.77**
Insurance	10,183.23
Legal & accounting services	
Legal Fees	18,235.81
Total Legal & accounting services	**18,235.81**
Office expenses	
Meals	792.93
Office supplies	22,278.57
Shipping & postage	87.49
Software & apps	75.80
Total Office expenses	**23,234.79**
Payroll expenses	
Payroll Processing Fees	1,300.00
Salaries & wages	96,715.00
Total Payroll expenses	**98,015.00**

Doc ID: 7640e6b6e62d2e33f143fb08c3d50cf4e7ac23ca

Unaudited

VK Brewing LLC

Profit and Loss
January - December 2022

	TOTAL
Rent	
Building & land rent	20,000.00
Total Rent	**20,000.00**
Repairs & maintenance	15,549.98
Repairs and Improvements	152,699.95
Security	1,385.49
Supplies	
Cleaning Supplies	1,196.64
CO2 Services	639.68
Small tools & equipment	361.42
Supplies & materials	37,071.23
Total Supplies	**39,268.97**
Taxes paid	
Federal Tax	24,412.77
Payroll tax	3,128.77
Total Taxes paid	**27,541.54**
Travel	29.96
Utilities	
Disposal & waste fees	719.74
Electricity	4,300.93
Internet & TV services	1,898.48
Lawn	2,191.50
Natural Gas	2,065.48
Pest Contol	1,086.50
Phone service	374.61
Water	993.25
Total Utilities	**13,630.49**
Total Expenses	**$451,946.28**
NET OPERATING INCOME	**$ -284,310.31**
NET INCOME	**$ -284,310.31**

Doc ID: 7640e6b6e62d2e33f143fb08c3d50cf4e7ac23ca

Unaudited

VK Brewing LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	15,535.00
VK Brewing Checking 1	60,128.60
VK Brewing Checking 2	2,776.42
VK Brewing Savings	0.00
Total Bank Accounts	**$78,440.02**
Total Current Assets	**$78,440.02**
Fixed Assets	
Buildings	0.00
Liquor License	505,019.00
Machinery & Equipment	126,200.33
Machinery & Equipment	24,754.85
Depreciation	-6,347.38
Original cost	6,347.38
Total Machinery & Equipment	**24,754.85**
Total Machinery & Equipment	**150,955.18**
Total Fixed Assets	**$655,974.18**
Other Assets	
LOAN TO AFFILIATE	230,010.00
Total Other Assets	**$230,010.00**
TOTAL ASSETS	**$964,424.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	442.55
Total Accounts Payable	**$442.55**
Credit Cards	
6659 Capital One Spark CC	82,089.04
Total Credit Cards	**$82,089.04**
Other Current Liabilities	
Lines of credit	31,336.57
Total Other Current Liabilities	**$31,336.57**
Total Current Liabilities	**$113,868.16**

Accrual Basis Thursday, January 30, 2025 07:09 PM GMT-05:00 1/2

Doc ID: 7640e6b6e62d2e33f143fb08c3d50cf4e7ac23ca


Unaudited

VK Brewing LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Central Montgomery Bank Loan	513,032.21
LOAN - MAINVEST	171,334.14
Long Term Loan from Jason	180,500.00
Total Long-Term Liabilities	**$864,866.35**
Total Liabilities	**$978,734.51**
Equity	
Jason	135,000.00
Najib	135,000.00
Opening balance equity	0.00
Retained Earnings	
Net Income	-284,310.31
Total Equity	**$ -14,310.31**
TOTAL LIABILITIES AND EQUITY	**$964,424.20**

Doc ID: 7640e6b6e62d2e33f143fb08c3d50cf4e7ac23ca

VK Brewing LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-284,310.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Liquor License	-505,019.00
Machinery & Equipment:Machinery & Equipment:Depreciation	6,347.38
LOAN TO AFFILIATE	-230,010.00
Accounts Payable (A/P)	442.55
6659 Capital One Spark CC	82,089.04
Lines of credit	31,336.57
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-614,813.46**
Net cash provided by operating activities	**$ -899,123.77**
INVESTING ACTIVITIES	
Buildings	0.00
Machinery & Equipment	-126,200.33
Machinery & Equipment:Machinery & Equipment	-24,754.85
Machinery & Equipment:Machinery & Equipment:Original cost	-6,347.38
Net cash provided by investing activities	**$ -157,302.56**
FINANCING ACTIVITIES	
Central Montgomery Bank Loan	513,032.21
LOAN - MAINVEST	171,334.14
Long Term Loan from Jason	175,500.00
Jason	135,000.00
Najib	130,000.00
Opening balance equity	0.00
Net cash provided by financing activities	**$1,124,866.35**
NET CASH INCREASE FOR PERIOD	**$68,440.02**
Cash at beginning of period	10,000.00
CASH AT END OF PERIOD	**$78,440.02**

Doc ID: 7640e6b6e62d2e33f143fb08c3d50cf4e7ac23ca

VK Brewing LLC

Statement of Changes to Stockholder's Equity
For the Year Ended December 31, 2022

	Paid in Capital	Retained Earnings	Total
ADD: Capital Contributed	$ 270,000		$ 270,000
ADD: Net Income		$ (284,310)	$ (284,310)
LESS: Distributions			
Ending Balance as of December 31, 2022	$ 270,000	$ (284,310)	$ (14,310)

VK Brewing LLC

Notes to the Financial Statements

December 31, 2022

Nature Of Activities:

VK Brewing LLC is a corporation formed in Pennsylvania, located in Chester County, PA. The business operates as a full-service restaurant with an on-site microbrewery that produces craft beer sold both on site and through a few other locations.

Basis:

The financial statements have been prepared by management in accordance with GAAP. These financial statements have not been audited, reviewed, or compiled.

Revenue Recognition:

Revenue from restaurant sales is recognized as the point of sale.

Inventory:

Inventory includes raw materials (hops, malt, yeast and food products). Inventories are valued at the lower of cost or net realizable value.

Property, Plant and Equipment:

Brewery equipment, kitchen equipment, and furniture are recorded at cost, less accumulated depreciation.

Income Taxes:

VK Brewing LLC is established as an LLC with an S-Corp election for income tax purposes. Income/Loss passes through to the shareholders, where the proper taxes are paid.

Subsequent Events:

No events requiring disclosure have occurred to our knowledge.

I, __Jason Van Keuren__, certify that the financial statements of __VK Brewing LLC__ included in this Form are true and complete in all material respects.

Jason Van Keuren
_____
(signature)

_____Owner_____
(title)